Exhibit 21.1

Subsidiaries of the Company

Entity	Jurisdiction
Ruth’s Chris Steak House Franchise, LLC	Louisiana
RCSH Management, Inc.	Louisiana
RCSH Operations, LLC	Louisiana
RCSH Operations, Inc.	California
Ruth’s Chris Steak House Boston, LLC	Louisiana
RHG Kingfish, LLC	Florida
RHG Fish Market, Inc.	Florida
MFM Winter Park, LLC	Florida
RHGI Giftco, Inc.	Florida